As filed with the Securities and Exchange Commission on December 12, 1995
                                                    Registration No. 33-97202


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               -------------------


                                 PMR CORPORATION
             (Exact name of registrant as specified in its charter)
                              ---------------------


             Delaware                              23-2491707
(State or other jurisdiction of          (I.R.S. Employer Identification
incorporation or organization)                     Number)



                        3990 Old Town Avenue, Suite 206A
                           San Diego, California 92110
                            Telephone (619) 295-2227



                           --------------------------


               (Address, including zip code, and telephone number,
         including area code of registrant's principal executive office and principal place of business)


                           --------------------------


                                  Allen Tepper
                        3990 Old Town Avenue, Suite 206A
                           San Diego, California 92110


                           --------------------------


            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                           --------------------------
                                   Copies to:
                            Stephen M. Cohen, Esquire
                       Clark, Ladner, Fortenbaugh & Young
                               One Commerce Square
                         2005 Market Street, 22nd Floor
                             Philadelphia, PA 19103
                                 (215) 241-1868

         Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which this Registration Statement becomes effective.


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:



         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: X


                         ------------------------------


         The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION DATED DECEMBER 12, 1995


PRELIMINARY
PROSPECTUS



                                 PMR CORPORATION



                        1,557,205 Shares of Common Stock
                     offered by certain Selling Stockholders

         This Prospectus relates to 1,557,205 shares of Common Stock which consists of 266,205 shares of Common Stock previously issued by the Company in connection with certain private placement transactions, 700,000 shares of Common Stock issuable, if at all, upon the conversion of an outstanding class of Series C $2.50 Convertible Preferred Stock (the "Series C Preferred Stock") and 591,400 shares of Common Stock issuable, if at all, upon the exercise of common stock purchase warrants (the "Warrants") issued by the Company in conjunction with the Series C Preferred Stock, which shares of Series C Preferred Stock and Warrants were issued in private placement transactions, and all of which may be offered by the Selling Stockholders identified in this Prospectus or in a related supplement. See "SELLING STOCKHOLDERS."


         The shares of Common Stock may be offered by the Selling Stockholders or by donees, pledgees, transferees, or other successors in interest for sale from time to time by the holders in regular brokerage transactions on NASDAQ, either directly or through brokers or to dealers, in private sales or negotiated transactions, or otherwise, at prices related to then prevailing market prices. The Company will not receive any of the proceeds of the sale of shares of Common Stock by the Selling Stockholders. All expenses of the registration of such securities will be borne by the Company. The Selling Stockholders, and not the Company, will pay or assume all applicable brokerage commissions or other costs of sale as may be incurred in the sale of such securities.
See "SELLING STOCKHOLDERS."

         The Company will assume no responsibility for the sale of the shares of Common Stock of the Selling Stockholders, nor can there be any assurances that a liquid trading market will exist for the sale of the shares of Common Stock to be offered by the Selling
Stockholders.  See "RISK FACTORS."


         The Company's Common Stock is included on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "PMRP." The closing price of the Company's Common Stock as reported by NASDAQ on December 8, 1995 was $5.25.

         No person is authorized to give any information or to make any representations, other than as contained herein, in connection with the offer made in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy any shares of Common Stock offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                         ------------------------------

PURCHASE OF THESE SECURITIES MAY INVOLVE MATERIAL RISKS. A
DISCUSSION OF THESE RISK FACTORS APPEARS ON PAGES 5 - 9.

                         ------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.


=============================================================================================================================
                                                                       Underwriting                     Proceeds to
                                                                         Discounts                      the Selling
          Class of                        Price to                          and                          Security
          Security                         Public                       Commissions                       Holders
-----------------------------------------------------------------------------------------------------------------------------
Shares of
Common Stock                                _____                           (1)                        $8,175,326(2)

=============================================================================================================================


(1) This does not take into account the costs of this Offering, including among others, printing and professional fees, estimated at $30,000, which will be borne entirely the Company.

(2) Represents the anticipated sale by the Selling Security Holders at $5.25 per share, the last reported sales price reported on The NASDAQ National MarketSM on December 8, 1995. There can be no assurances, however, that the Selling Security Holders will be able to sell their shares at this price, or that a liquid market will exist for the Company's Common Stock. The Company will receive no proceeds upon the sale of shares of Common Stock by the Selling Security Holders.


                The date of this Prospectus is December __, 1995.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on NASDAQ and reports and other information concerning the Company may also be inspected at the offices of The National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

         In addition, the Company will provide without charge to each person to whom this Prospectus is delivered, upon either the written or oral request of such person, the Annual Report to Stockholders for the Company's latest fiscal year and a copy of any or all of the documents incorporated herein by reference other than exhibits to such documents. See "INCORPORATION OF DOCUMENTS BY REFERENCE". Such requests should be directed to Allen Tepper, Chief Executive Officer, PMR Corporation, 3990 Old Town Avenue, Suite 206A, San Diego, California 92110.

                                   THE COMPANY

         PMR Corporation (the "Company") engages principally in the development and management of psychiatric partial hospitalization programs (the "Programs"), which are ambulatory treatment programs that include major diagnostic, medical, psychiatric, psychosocial and prevocational treatment modalities designed for patients with serious mental disorders who require coordinated, intensive, comprehensive and multidisciplinary treatment not typically provided in an outpatient clinic setting. These programs have been designed to be operated by or in conjunction with Hospitals or Community Mental Health Centers. In addition, the Company through its subsidiary, Twin Town Outpatient, provides outpatient chemical dependency treatment services from detoxification to recovery for the managed care market.

         The Company's strategic goals continue to evolve as management has responded to rapid changes and anticipated additional changes in the health care field, in general, and in mental health care, in particular. Increased pressure on health care costs, intense competition among health care insurers and providers, reduced usage of certain mental health care services and a consolidation of large health care organizations, among other factors, have lead management to conclude that it is no longer feasible to remain solely a developer and manager of psychiatric partial hospitalization programs.

         In addition to the development of new partial hospitalization programs, the Company continues to expand its focus so that it can position itself to manage a complete mental health benefit for seriously and persistently mentally ill ("SPMI") individuals and to compete within the managed care segment of the industry.

         The Company is developing a network of agencies that provide case management services to manage what it believes to be the core providers for the SPMI population in behavioral health care under a managed care scenario. It has entered into agreements with case management agencies in the State of Tennessee in preparation for the expansion of the State's managed care Medicaid Programs to the SPMI population for behavioral health.

         The Company anticipates continuing to add and develop new products and service systems to better enable itself to compete in the rapidly-changing mental health care environment.

         The Company was incorporated in Delaware on January 7, 1988. Its executive offices are located at 3990 Old Town Avenue, Suite 206A, San Diego, California 92110, and its telephone number is (619) 295-2227.

                                  RISK FACTORS

         An investment in shares of Common Stock being offered by this Prospectus may involve a material degree of risk. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information concerning the Company and its business contained elsewhere in this Prospectus, before purchasing shares of Common Stock offered hereby.


         1. Substantial Losses incurred during Fiscal 1995. The Company's results of operations for the fiscal year ended April 30, 1995 ("Fiscal 1995") reflected a loss of $2,352,000 or $.70 per share. This compared to a profit of $797,000 or $.24 per share for the fiscal year ended April 30, 1994 ("Fiscal 1994") and $864,000 or $.30 per share for the fiscal year ended April 30, 1993 ("Fiscal 1993").

                  Results for Fiscal 1995 were adversely affected by a number of factors, including a decrease in Program census, increase in operating expenses as a percentage of gross revenues, and a charge to revenue associated primarily with an increase in the estimate of reserve for contract settlement of approximately $2 million.


                  Revenues during Fiscal 1995 were adversely effected by the reserve for contract settlement and a decrease in Program census from Fiscal 1994 of approximately 18%. This decrease was as a result of, and in response to, the more restrictive admission practices and treatment standards established by fiscal intermediaries for Medicare and associated with the Focused Medical Review experienced by the Company during Fiscal 1995. (See "RISK FACTOR #2").

                  Management believes that the change to the reserve for contract settlement that occurred in Fiscal 1995 is not likely to recur. Further, the Company has responded to the issues raised during its Focused Medical Review by modifying admission and treatment criteria. Accordingly, management is optimistic that Program census has stabilized and will continue to reflect upward trends.

                  Although there can be no assurances to this effect, management believes that the loss incurred during Fiscal 1995 was a result of a confluence of events which are not likely to recur and should not reflect a trend towards continuing losses.

         2. Possible Uncertainties Associated With Focused Medical Review of Certain Claims for Medicare Reimbursement. The Company's revenues are primarily derived from payments for its management and administration of the Programs pursuant to contracts with Hospitals or CMHCs (the "Contracts"). Since approximately 98% of the patients admitted to the Programs rely upon Medicare for payment, the Programs are predominantly dependent upon continued Medicare funding.

                  Medicare is a federal health care program created in 1965 as part of the federal Social Security system. It is administered by the U.S. Department of Health and Human Services which has established the Health Care Financing Administration ("HCFA") to promulgate rules and regulations governing the Medicare program.

                  HCFA has published criteria which partial hospitalization services must meet in order to qualify for Medicare funding. In Transmittal Letter No. 1303 (effective January 2, 1987) and in subsequent criteria published in Section 230.50 of the Medicare Coverage Manual, HCFA requires partial hospitalization services to be (1) incident to a physician's service, (2) reasonable and necessary for the diagnosis or treatment of the patient's condition, and (3) provided by a physician with a reasonable expectation of improvement of the patient from the treatment.

                  The Company became aware during the fourth quarter of Fiscal 1994 that Medicare fiscal intermediaries had begun a Focused Medical Review of claims for partial hospitalization services which continued through Fiscal 1995. This process follows HCFA guidelines for Focused Medical Review and targets claims for services which are at risk of inappropriate Program payment. This process often occurs when HCFA identifies significant increases in payment for certain types of services as has been the case with the partial hospitalization benefit, particularly when CMHCs were authorized to provide partial hospitalization services under Medicare Part B, effective October 1, 1991. To the extent claims for services have been denied in Programs managed by the Company, the great majority of the denied claims have been appealed and the reversal rate has been favorable. The appeal process continues for a significant number of the denied claims. Generally, to the extent that a denied claim is not reversed, the Company is not entitled to a fee with respect to the denied claim. Management believes that the Company's reserve for contract settlement should be adequate to offset the negative impact of unsuccessful appeals of denied claims.

         3. Possible Disallowance of Certain Management Fees. The Company has warranted the reimbursement of its management fee charged to certain hospitals and CHMCs whose partial hospitalization programs are managed by the Company. This may result in a charge upon the Company's working capital in the event that its management fee is not fully allowed upon audit of the hospital or CMHC's cost reimbursement report by a fiscal intermediary.

                  The Company has been advised by HCFA that certain Program-related costs are not allowable for reimbursement. Although the Company believes that its management fee is fully reimbursable, there can be no assurances that upon regulatory or judicial review, the Company's position will be sustained. If the Company's management fee is not fully allowed, the Company may be responsible for reimbursement of the amounts disallowed. Even though the Company's financial statements provide a reserve for any such payments, a short-term obligation to provide reimbursement could have a material adverse impact upon the Company's liquidity and capital resources. Management believes, however, that this is unlikely to occur. Certain factors are, in management's view, likely to lessen the impact of any such material adverse effect, including the expectation that, if claims arise, they will arise on a periodic basis over several years; that any disallowance will merely be offset against the obligations owed by the hospital or CMHC to the Company; and that, in certain instances, funds have already been paid into escrow accounts to cover any such eventuality.

         4. No Assurance of Dividends. Pursuant to the General Corporation Law of the State of Delaware, dividends may only be declared by the Board of Directors in its sole discretion, thus, dividend declarations may be withheld for proper corporate purposes. Furthermore, dividends may only be declared to the extent the Company has "surplus" or net profits. Thus, to the extent the Company has neither, dividends may not be declared or paid. In addition, to the extent earnings are retained to finance the continued development of the Company's business, dividends may not be possible. Therefore, there can be no assurance that the Company will be able to pay dividends. To date, the Company has paid no dividends on its Common Stock.

         5. No Assurance of Price Stability. The Company's Common Stock is traded on the National Market System of NASDAQ. There can be no assurances as to the future trading prices of the Common
Stock. Trading of a Company's securities depends upon a number of variables most of which are beyond the control of the Company.

         6. Substantial Voting Power of Principal Stockholders. The officers, directors and other affiliates of the Company own over fifty (50%) percent of its issued and outstanding Common Stock.
Consequently, because of their percentage control and the Company's lack of cumulative voting, it can be expected that such persons will have a substantial impact on the determination of the

Company's Board of Directors and policies at least for the foreseeable future.


         7. Significant Competition. There are many other companies engaged in the psychiatric partial hospitalization industry, and some of these companies are substantially more established and have greater financial and other business resources than those presently possessed by the Company. Further, other such companies may enter the Company's area of business in the future. There can be no assurance that the Company will be able to compete successfully with such companies.


         8. Dependence Upon Key Personnel. The Company's ongoing profitability may depend to a material extent upon the continued services of certain key management personnel. The loss of the services of any such individual could adversely affect the conduct of the Company's business. The Company presently has no employment agreements with any of its management, including Allen Tepper, President and Chief Executive Officer, and Susan Erskine, Secretary/Treasurer.

         9. Certain Charter and By-Law Provisions. Certain of the Company's Certificate of Incorporation and By-Law provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.


         10. Risks associated with future financing requirements -- Additional Dilution possible. The Company may require additional equity or debt financings, collaborative arrangements with corporate partners or funds from other sources in order to continue the establishment, development, management and marketing of psychiatric hospitalization programs. No assurance can be given that these funds will be available for the Company for these purposes on acceptable terms, if at all. Such financings may involve additional dilution to the Company's Stockholders.


         11. Terminable Contracts. The Company's Contracts with various hospital and CMHCs represent its principal source of revenues. Each Contract is terminable by either party with cause or without cause upon specified notice. Consequently, through no fault, default or breach by the Company, the hospital and the CMHCs each have unilateral authority to terminate the given Contract. Termination of a Contract or Contracts may have an adverse effect upon the Company, the extent of which shall be determined by the significance of the Contract(s) to the Company's revenue and contribution to the Company's net income.

         12. Reliance Upon Hospital and CMHCs. The Company derives principally all of its revenues through the Contracts with the various hospital and CMHCs. Although the Company undertakes certain due diligence efforts prior to establishing any such affiliations, there can be no assurances that the hospital or the CMHCs may not be subject to regulatory sanctions, probation or limitations upon the scope or conduct of procedures conducted thereby, or are otherwise subject to adverse financial conditions. To the extent any of the hospital or CMHCs may be subject to adverse regulatory or financial conditions, it is possible that any such conditions may cause such hospital or CMHCs to: (1) close or reduce any of its existing services or programs; (ii) terminate the contract with the Company; or (iii) become subject to an insolvency or bankruptcy proceeding, any of which is likely to have an adverse impact on the Company.

         13.      Governmental Regulations.

                  Federal statutes regulating Medicare and Medicaid reimbursement provide criminal and civil sanctions for any person or entity to knowingly and willfully solicit or receive or offer to pay any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for referring an individual or purchasing, leasing, ordering, arranging for or recommending any goods, facilities, services or item for which payment may be made, in whole or in part, by Medicare or Medicaid funding. The sanctions for violating these laws can include fines, imprisonment, and exclusion from participating in federally-funded health care programs for a period of years or even permanently. Such exclusion would have a material adverse effect on the Company and could be extremely detrimental to the Company. Similar State laws exist as well. As a result of a thorough, internal examination of the Company's operations, management believes that the Company is in material compliance with applicable regulatory and industry standards. However, no assurance can be given regarding compliance in any particular factual situation, as there is no procedure for obtaining advisory opinions from government officials. Moreover, there can be no assurances that the regulations applicable to the Company's operations and its arrangements with hospitals or CMHCs will not change in the future or that future interpretations of existing laws or new laws will not result in the Company's services under the Contracts being deemed a violation of federal Medicare/Medicaid laws.

                                 USE OF PROCEEDS

         The Company will realize no proceeds on the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS


         The following table sets forth the name of each Selling Stockholder, the nature of his position, office, or other material relationship to the Company for the past three years and the number of shares of Common Stock of each such Selling Stockholder (1) owned of record as of December 11, 1995; (2) which are to be offered hereunder; (3) which are to be owned by each such Selling Stockholder assuming the sale of all shares offered hereunder; and (4) the percentage of outstanding shares of Common Stock to be owned by each Selling Stockholder after the sale of the shares to be offered hereunder. There can be no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the Common Stock offered by them pursuant to this Prospectus.




                                                                                        Amount of
                                                                                      Shares to be
                                                                                          Owned            Percentage
                                                                                       After Sales         of Common
                                                                                        of Shares         Stock to be
Name and Relationship             Number of Shares            Number of Shares           Offered          Owned after
to PMR Corporation               Owned as of 9/11/95           to be Offered            Hereunder            Sales
---------------------------------------------------------------------------------------------------------------------------
Allen Tepper(1)                      1,105,562                     3,500               1,102,062             31.7%

Susan D. Erskine(2)                    119,922                     7,000                 112,922              3.2%

Susan Yeagley-Sullivan(3)               16,920                     7,000                   9,920               *


Daniel Frank(4)                         42,500                     7,000                  35,500               *

Richard Niglio(4)                       42,500                     7,000                  35,500               *


Proactive Investment                   849,088                    26,500                 822,588             23.3%
Managers, L.P.(5)


Proactive Partners,                    776,907                   551,500                 225,407              6.3%
L.P.(6)

Fremont Proactive                       72,181                    43,750                  28,431               *
Partners, L.P.(6)


Lagunitas Partners,                    573,907                   315,000                 258,907              6.9%
L.P.(7)

Robert Ahnert                           36,728                    35,000                   1,728                *

Donald T. Epstein and                   35,000                    35,000                    -0-                 0
Sandra Epstein

David Cohen                             40,988                    35,000                   5,988                *

David Schwinger                         35,000                    35,000                    -0-                 0


                                       10








Daniel H. Saidel and Joy                88,364                    87,500                     864               *
B. Saidel

Monterey Trust "SIVAC"                  43,750                    43,750                     -0-               0

Charles R. Tepper                       31,629                    10,500                  11,334               *

Susan Keenan                            15,090                     7,000                   8,090               *

Jeannine Larsen                         15,649                     7,000                   8,649               *

Gerald McCleery                         13,895                     7,000                   6,895               *

Sandra Harwayne                         13,759                     7,000                   6,759               *

George P. Casey                         97,087                    97,087                    -0-                0

Mental Health                           50,000                    50,000                    -0-                0
Cooperative, Inc.

Case Management, Inc.                   50,000                    50,000                    -0-                0

Co-A-Les Corporation                    69,118                    69,118                    -0-

Ronald Slack                            13,000                    13,000                    -0-                0




*        Less than 1%

(1)      Chairman, President and Chief Executive Officer.

(2)      Director, Executive Vice-President, Secretary/Treasurer.

(3)      Chief Financial Officer.




(4)      Director.

(5) Proactive Investment Managers, L.P. is a limited partnership of which Charles C. McGettigan serves as the General Partner. Mr. McGettigan is a director or the Company.

(6) A limited partnership of which Proactive Investment Managers, L.P. serves as the General Partner.

(7)      Lagunitas Partners, L.P. is an affiliate of Proactive
         Partners, L.P. and Fremont Proactive Partners, L.P., however, Mr. McGettigan does not beneficially own or have sole voting control over the shares held by Lagunitas Partners, L.P.

                              PLAN OF DISTRIBUTION

Selling Stockholders

         The Selling Stockholders may be offering shares of Common Stock for their own account, and not for the account of the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.



         The Selling Stockholders may be offering for sale up to 1,557,205 shares of common stock. This consists of 266,205 shares of Common Stock previously issued by the Company in connection with certain private placement transactions, 700,000 shares of Common Stock issuable upon the conversion of an outstanding class of Series C $2.50 Convertible Preferred Stock (the "Series C Preferred Stock") and 591,400 shares of Common Stock issuable, if at all, upon the exercise of common stock purchase warrants (the "Warrants") issued by the Company in conjunction with the Series C Preferred Stock, each of which Series C Preferred Stock and Warrants were issued in private placement transactions, and all of which may be offered by the Selling Stockholders identified in this Prospectus or in a related supplement.


         Each Selling Stockholder will, prior to any sales, agree (a) not to effect any offers or sales of the Common Stock in any manner other than as specified in this Prospectus, (b) to inform the Company of any sale of Common Stock at least one business day prior to such sale and (c) not to purchase or induce others to purchase Common Stock in violation of Rule 10b-6 under the Exchange Act.

         The Common Stock may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on NASDAQ, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions. The Common Stock may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and
(c) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act") in connection with such sales. The Company will not receive any of the proceeds from the sale of these shares, although it has paid the expenses of preparing this Prospectus and the related Registration Statement. The Selling Stockholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.


                                  LEGAL MATTERS

         The validity of the Common Stock being offered hereby, has been passed upon for the Company by Clark, Ladner, Fortenbaugh & Young, One Commerce Square, 2005 Market Street, 22nd Floor, Philadelphia, Pennsylvania, 19103.

                          STATEMENT OF INDEMNIFICATION

         The Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Act (the "Delaware Act") which eliminates or limits the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware Act, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company incorporated by reference in the PMR Corporation Annual Report (Form 10-K) for the year ended April 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon such reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are incorporated herein by reference:

         (a) The Company's Registration Statement on Form 10 filed on July 31, 1992, as amended ("Form 10"), which contains descriptions of the Company's Common Stock and certain rights relating to the Common Stock, including any amendment or reports filed for the purpose of updating such descriptions;

         (b) The Company's Annual Report on Form 10-K for the year ended April 30, 1995;

         (c)      The Company's 1995 Annual Report to Stockholders;

         (d) The Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held October 18, 1995;

         (e) The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995; and

         (f) In addition to the foregoing, all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Act (prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold), shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                             ADDITIONAL INFORMATION


         As of December 11, 1995, the Company had an aggregate of 10,000,000 shares of Common Stock authorized of which 3,443,742 shares of Common Stock were issued and outstanding. Further information concerning the Common Stock of the Company may be found in the documents incorporated by reference above.



No dealer, salesperson or other person has been authorized in connection with this offering to give any information or to make any representations other than those contained in this Prospectus. This Prospectus does not constitute an offer or a solicitation in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.


                                              ----------------------

                                TABLE OF CONTENTS



                                                                                                               Page
Available Information.............................................................................................3
The Company.......................................................................................................4
Risk Factors......................................................................................................5
Use of Proceeds..................................................................................................10
Selling Stockholders.............................................................................................10
Plan of Distribution.............................................................................................13
Legal Matters....................................................................................................14
Statement of Indemnification.....................................................................................15
Experts..........................................................................................................15
Incorporation of Documents by
  Reference......................................................................................................15
Additional Information...........................................................................................17









                        1,557,205 Shares of Common Stock
                     Offered by certain Selling Stockholders





                                 PMR CORPORATION





                      ------------------------------------


                                   PROSPECTUS

                      ------------------------------------






                                December 12, 1995

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.  Other Expenses of Issuance and Distribution.

The expenses in connection with the offering of shares pursuant to that portion of the Registration Statement on Form S-3 are listed below. The Company will pay each of these expenses.

          Filing Fee -- Securities and Exchange
          Commission............................................................$ 3,186.00

          Accountants' Fee and Expenses*........................................$ 5,000.00

                                      II-1






          Fees and Expenses of the Company's
          Counsel*..............................................................$15,000.00

          Printing and Engraving Expenses*......................................$ 2,500.00

          Miscellaneous Expenses*...............................................$ 1,000.00

            Total...............................................................$26,686.00

            *  Estimated



Item 15.  Indemnification of Directors and Officers.


         The Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Act (the "Delaware Act") which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware Act, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors.

Item 16.  Exhibits.


3.1 Certificate of Incorporation of the Company (Incorporated by Reference to the Company's Registration Statement on Form S-18, Commission File No. 33-20095-A filed under the Securities Act of 1933, as amended, effective November 3, 1988 (the "Form S-18")).

3.2 By-Laws of the Company (Incorporated by reference to the Company's Registration Statement on Form S-18).

3.3 Certificate of Amendment of Certificate of Incorporation of The Company, filed November 17, 1989 (Incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No. 33-41871, filed under the Securities Act of 1933, effective November 18, 1991 (the "Form S-1")).

3.4 Certificate of Amendment of Certificate of Incorporation of Company, filed May 8, 1991 (Incorporated by reference to the Company's Registration Statement on Form S-1).

3.5 Certificate of Amendment of Certificate of Incorporation of Company, filed July 9, 1991 (Incorporated by reference to the Company's Registration Statement on Form S-1).

4.1 Common Stock Specimen Certificate (Incorporated by reference to the Company's Registration Statement on Form S-18).

4.2 Form of Warrant Agreement with exercise price of $4.00 per share (Incorporated by reference to the Company's Registration Statement on Form S-3, Commission File No. 33- 77848, filed under the Securities Act of 1933, effective June 8, 1994 (the "Form S-3")).

4.3 Form of Warrant Agreement with exercise price of $6.00 per share (Incorporated by reference to the Company's Registration Statement on Form S-3).

4.4 Form of Warrant Agreement with exercise price of $8.40 per share (Incorporated by reference to the Company's Registration Statement on Form S-3).

4.5 Form of Warrant Agreement with exercise price of $3.00 per share. (Incorporated by reference to the Company's Registration Statement on Form S-3, Commission File No. 33-97202 filed with the Commission on September 21, 1995 (the "1995 Form S-3").

4.6 Form of Warrant Agreement with exercise price of $4.50 per share. (Incorporated by reference to the Company's Registration Statement on 1995 Form S-3).

4.7 Form of Warrant Agreement with exercise price of $6.00 per share. (Incorporated by reference to the Company's Registration Statement on 1995 Form S-3).

4.8 Form of Warrant Agreement with exercise price of $2.50 per share. (Incorporated by reference to the Company's Registration Statement on 1995 Form S-3).

5 Opinion of Counsel. (Incorporated by reference to the Company's Registration Statement on 1995 Form S-3).

23.1     Consent of Independent Auditors.

23.2 Consent of Clark, Ladner, Fortenbaugh & Young (Included in their opinion filed under Exhibit 5).
         (Incorporated by reference to the Company's Registration Statement on 1995 Form S-3).

24 Power of Attorney (Included in the Registration Statement on the Signature Page).

Item 17.  Undertakings.


         The undersigned Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purposes of determining any liability under the 1933 Act, each filing of the Company's annual report pursuant to Section 13(a) or
Section 15(d) of the 1934 Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

         (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the prospectus is sent or given, the latest annual report to stockholders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, on _____________________, 1995.


                                    PMR CORPORATION



                                    By:/s/Allen Tepper
                                       Allen Tepper
                                       Chairman of the Board,
                                       President and Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement was signed by the following persons in the capacities and on the dates stated.




         Signature                                   Title                              Date


/s/ Allen Tepper                             Chairman of the Board,                       _________, 1995
-----------------------------
    Allen Tepper                            President and
                                            Chief Executive Officer


         (*)                                Vice President/
    Susan D. Erskine                        Secretary/Treasurer                          _________, 1995
                                            Director

         (*)                                Director                                     _________, 1995
    Eugene Hill

         (*)                                Director                                     _________, 1995
    Charles McGettigan

         (*)                                Director                                     _________, 1995
    Richard Niglio

         (*)                                Director                                     _________, 1995
    Daniel Frank

         (*)                               Chief Financial Officer                       _________, 1995
-----------------------------              (Principal Financial
    Susan Yeagley Sullivan                 Officer)



(*)/s/Allen T. Tepper
   Allen T. Tepper, Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                                                                         Page
3.1                               Certificate of Incorporation of the Company               Incorporated
                                  (Incorporated by Reference to Company's                   by Reference
                                  Registration Statement on Form S-18,
                                  Commission File No. 33-20095-A filed under
                                  the Securities Act of 1933, as amended,
                                  effective November 3, 1988 (the "Form S-
                                  18")).



3.2                               By-Laws of the Company (Incorporated by                  Incorporated
                                  reference to the Company's Registration                  by Reference
                                  Statement on Form S-18).



3.3                               Certificate of Amendment of Certificate of               Incorporated
                                  Incorporation of The Company, filed November             by Reference
                                  17, 1989 (Incorporated by reference to the
                                  Company's Registration Statement on Form S-1,
                                  Commission File No. 33-41871, filed under the
                                  Securities Act of 1933, effective November 18,
                                  1991 (the "Form S-1")).



3.4                               Certificate of Amendment of Certificate of              Incorporated
                                  Incorporation of Company, filed May 8, 1991             by Reference
                                  (Incorporated by reference to the Company's
                                  Registration Statement on Form
                                  S-1).



3.5                               Certificate of Amendment of Certificate of              Incorporated
                                  Incorporation of Company, filed July 9, 1991            by Reference
                                  (Incorporated by reference to the Company's
                                  Registration Statement on Form
                                  S-1).



4.1                               Common Stock Specimen Certificate                       Incorporated
                                  (Incorporated by reference to the                       by Reference
                                  Company's Registration Statement on Form
                                  S-18).





                                      II-7






4.2                               Form of Warrant Agreement with exercise price           Incorporated by
                                  of $4.00 per share (Incorporated by reference           Reference
                                  to the Company's Registration Statement on
                                  Form S-3, Commission File No. 33-77848, filed
                                  under the Securities Act of 1933, effective
                                  June 8, 1994 (the "Form S-3")).



4.3                               Form of Warrant Agreement with exercise                 Incorporated
                                  price of $6.00 per share (Incorporated by               by Reference
                                  reference to the Company's Registration
                                  Statement on Form S-3).



4.4                               Form of Warrant Agreement with exercise                 Incorporated
                                  price of $8.40 per share (Incorporated by               by Reference
                                  reference to the Company's Registration
                                  Statement on Form S-3).




4.5                               Form of Warrant Agreement with exercise                 Incorporated
                                  price of $3.00 per share. (Incorporated                 by Reference
                                  by reference to the Company's Registration
                                  Statement on Form S-3, Commission File
                                  No. 33-97202 filed with the Commission on
                                  September 21, 1995 (the "1995 Form S-3").




4.6                               Form of Warrant Agreement with exercise                Incorporated
                                  price of $4.50 per share.  (Incorporated by            by Reference
                                  reference to the Company's Registration
                                  Statement on 1995 Form S-3).


4.7                               Form of Warrant Agreement with exercise                Incorporated
                                  price of $6.00 per share.  (Incorporated by            by Reference
                                  reference to the Company's Registration
                                  Statement on 1995 Form S-3).



4.8                               Form of Warrant Agreement with exercise                Incorporated
                                  price of $2.50 per share.  (Incorporated by            by Reference
                                  reference to the Company's Registration
                                  Statement on 1995 Form S-3).



5                                 Opinion of Counsel.  (Incorporated by                  Incorporated
                                  reference to the Company's Registration                by Reference
                                  Statement on 1995 Form S-3).



23.1                              Consent of Independent Auditors.                       Filed herewith



                                      II-8







23.2                              Consent of Clark, Ladner, Fortenbaugh & Young          Incorporated
                                  (Included in their opinion filed under Exhibit         by Reference
                                  5). (Incorporated by reference to the
                                  Company's Registration Statement on 1995 Form
                                  S-3).


24                                Power of Attorney (Included in the
                                  Registration Statement on the Signature
                                  Page).  (Incorporated by reference to the
                                  Company's Registration Statement
                                  on 1995 Form S-3).



                                  SCHEDULE "A"


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The following table presents a year-by-year analysis of certain of the material items that comprise elements of the Company's Results of Operations for the periods contained within the financial statements made a part of this Annual Report.

                                                                                                     Percentage
                                                               Percentage of                          Increase
                                                                 Revenues                            (Decrease)
                                                            Year ended April 30


                                                                                                 1995             1994
                                                 1995            1994           1993              vs.              vs.
                                                                                                 1994             1993

Revenues                                         100%            100%           100%             (5%)             37%
Operating expenses                                95              75             74              20               40
Gross profit                                       5              25             26             (80)              29
Marketing, general and                            14              12             13               7               32
administrative
Other operating expense                            7               6              2              (6)             336
Income (loss) from                               (16)              6             11            (354)             (29)
operations
Other income                                      --              --              1              --              (75)
Income (loss) before                             (16)              6             12            (354)             (29)
income taxes
Provision for income                              (6)              2              5            (321)             (29)
taxes (benefit)

Net income (loss) before                         (10)              4              7            (377)             (29)
dividends


Results of Operations -- Fiscal 1995 (compared with fiscal 1994)


         The Company incurred a loss of $2,352,000 or $.70 per share for the fiscal year ended April 30, 1995, compared to a profit of $797,000 or $.24 per share in the prior fiscal year. Results for fiscal 1995 were adversely affected by a number of factors, including an 18% decrease in Program census, a 20% increase in operating expenses, and a year end adjustment of approximately $2,000,000 to write down management fee revenue to provide for the possible effects of the Health Care Financing Administration's ("HCFA") interpretation of the regulations regarding the allowability of management fees for partial hospitalization programs. HCFA confirmed the Company's position that management fees are allowable if reasonable in the marketplace; however, Company management believes that HCFA may still question the allowability of a portion of the Company's management fees. See Uncertainty of Medicare Regulations.

         Management fee revenue. Operating revenue declined $1,039,000 or 5% from fiscal year 1994 . "Same store" census declined approximately 20% while "same store" net revenue declined almost 26%, reflecting the special year end provision of approximately $2,000,000 for HCFA's interpretation of the regulations noted in the preceding paragraph. This decrease in net revenue was offset by an increase in net revenue from sites not qualifying for the "same store" comparison, including revenue from five sites opened during 1995. Visits and revenue for the home health division's nine months of operations were approximately 5% greater than for the full year of operations in fiscal 1994; however, the division was unable to attain the census necessary to offset high fixed costs, resulting in declining margins, and the home health service was discontinued in January 1995. Twin Town Outpatient chemical dependency treatment revenues, reported for a full year in fiscal year 1995 as compared to the six months of operations in fiscal year 1994, increased by approximately $1,000,000 from the prior year.

         Operating expenses. Operating expenses increased by approximately $3,483,000 or 20% from fiscal year 1994 . "Same store" operating expenses remained flat, and the majority of the increase is attributable to operating expenses at sites not opened for a full year in both 1994 and 1995, including five sites opened during 1995. Operating expense increases of $753,000 are associated with reporting the full year of operations of Twin Town Outpatient compared to six months of operations in fiscal year 1994.

         Marketing, general and administrative expenses. Marketing, general and administrative expenses increased $196,000 or 7% in 1995, primarily as the result of including the full year of operations for Twin Town Outpatient compared to six months of operations in fiscal year 1994.

         Other expenses (income). In 1995, the Company's provision for bad debts amounted to $1,317,000, representing 6% of revenue, the same percentage as in 1994. Depreciation and amortization expenses increased by $127,000 or 46% from the prior year, due largely to the purchases of equipment and furniture in the prior year. Interest expense net of interest income was $62,000, compared to interest income net of interest expense in the prior year of $40,000, representing an increase of $102,000 or 255%. This increase was due to the Company's use of its line of credit in 1995 to meet its cash flow requirements.

         Minority Interest. Minority interest of $108,000 reflects the 49% allocation of losses on Twin Town Outpatient for the amount not owned by the Company. Subsequent to year end, the Company purchased this minority interest for $185,000 and 97,087 shares of the Company's Common Stock.

         Dividends. For the year ended April 30, 1995, the Company accrued dividends on its Series C Convertible Preferred Stock at the rate of 7.5% per annum for six months. Dividends are due and payable in October, 1995; however, the Company has the option to pay these dividends in cash or shares of its Common Stock valued at $2.50 per share.

Results of Operations -- Fiscal 1994 (compared with fiscal 1993)

         The Company earned $797,000 or $.24 per share in fiscal year 1994 compared to $864,000 or $.30 per share in fiscal year 1993.

         Management fee revenue. Net revenues increased by 37% in fiscal 1994 compared to fiscal 1993, as the result of the conversion of several contracts to the all-inclusive arrangement (26%), the increase in home health visits and revenue (8%), and the addition of the Twin Town Outpatient substance abuse revenues (3%). The volume of partial hospitalization program visits was flat as compared to 1993, largely due to the rebuilding process required as a consequence of the termination of its contract, without cause, by HarborView Medical Center in the first quarter of 1994. The facilities covered by the HarborView contract accounted for approximately 41% of the Company's historic revenue during fiscal 1993. With four sites under management in San Diego, the Company was providing service at the end of fiscal 1994 to approximately 50% by volume of the clients it had served at the beginning of 1994 in San Diego County. Volume at the Company's other sites increased by 11% while new sites opened in 1994 added approximately 8% of the volume.


         Operating expenses. Operating expenses increased $4,892,000 or 40% in 1994 compared to 1993, a larger percentage increase than the percentage increase in revenues due to the high costs associated with the home health division, which represented approximately 39% of the increase, and the addition of the Twin Town Outpatient operations in November 1993 which represented 8% of the increase. Were it not for these two operations, operating expenses would have increased by only 21%.

         Marketing, general and administrative. Marketing, general and administrative expenses in 1994 increased by $668,000 or 32% compared to 1994, but, as a percentage of revenue, remained constant with 1994 expenses. The cost increases were due to the addition of administrative costs of the Twin Town Outpatient operations and the overhead associated with the product and market development of our managed care model (Collaborative Care sm) for the Seriously and Persistently Mentally Ill (SPMI) population.


         Other expenses (income). In 1994, the Company added significantly to its provision for bad debts in the amount of $1,342,000, representing 6% of revenue compared to 2% of revenue in 1994. The increase was considered necessary due to the worsening financial condition of one of its Hospital contractors in light of payment delays by the fiscal intermediary. The Hospital subsequently filed for Chapter 11 Bankruptcy.

         Dividends. For the year ended April 30, 1994, the Company issued 5,727 shares of common stock in payment of the 10% dividend due on Series B Convertible Preferred Stock in June, 1993.


Liquidity and Capital Resources

         At April 30, 1995, the Company had $1,382,000 of cash and cash equivalents, and working capital of $8,790,000. The ratio of current assets to current liabilities was 3.6 compared to a ratio of 4.1 at April 30, 1994. The average number of days' revenue in accounts receivable increased to 134 days at April 30, 1995, from 88 at the end of 1994. This increase in accounts receivable aging is attributable to several factors: (1) initiation of new programs or transfers with CMHCs that were inexperienced in submitting claims to Medicare, which slowed the process of billing and collection; (2) delay in the payment or denial of claims as the result of the Focused Medical Review; and (3) one Hospital's deteriorating financial condition, the receivable from which is fully reserved.

         For the year, the Company experienced approximately $5,216,000 in negative cash flow from operations primarily as the result of factors discussed in the preceding paragraph. In 1995, the Company's principal sources of working capital were the proceeds of $1,584,000 from the private placement of preferred stock, net financings of $1,200,000 of its $2,000,000 line of credit with a bank, and the use of cash balances retained from prior years. Management plans to achieve positive cash flow in 1996 by instituting better monitoring systems of its Providers' billing procedures and has strengthened utilization management and utilization review procedures in order to reduce the likelihood of denials from a Focused Medical Review.

         In 1996, the Company's primary sources of funds are expected to be cash from operations and financings from its available line of credit in the principal amount of $2,000,000 which expires September 5, 1995. The line of credit is collateralized by essentially all assets of the Company and bears an interest rate of prime plus one percent. Management is currently negotiating an extension of the line of credit. Although there can be no assurances, management believes that it will be able to renew its line of credit on terms no less favorable to the Company than those currently in effect.

         Working capital is anticipated to be utilized during the year to continue expansion of the Company's partial hospitalization programs, as well as for the implementation and expansion of other Company programs. The opening of new partial hospitalization sites typically requires $45,000 to $75,000 for office equipment, supplies, lease deposits, and the hiring and training of personnel prior to opening. New programs generally experience operating losses through an average of the first four months of operation. The Company has made no commitments for capital expenditures. The Company expects to provide cash for the start up of a Collaborative Care unit in amounts that are not yet certain due to the early stage of the program's development.


     The Company has warranted the reimbursement of its management fee charged to certain Hospitals and CHMCs whose partial hospitalization programs are managed by the Company. This may result in a charge upon the Company's working capital in the event that its management fee is not fully allowed upon audit of a Provider's cost reimbursement report by a fiscal intermediary.


         The Company has recently received advice from HCFA that calls into question the eligibility for reimbursement of certain Program-related costs. Although the Company believes that its management fee is fully reimbursable, there can be no assurances that, upon regulatory or judicial review, the Company's position will be sustained. If the Company's management fee is not fully allowed, the Company may be responsible for reimbursement of the amounts disallowed. Even though the Company's financial statements provide a reserve for any such payments, a short-term obligation to provide reimbursement could have a material adverse impact upon the Company's liquidity and capital resources. Management believes, however, that this is unlikely to occur. Certain factors are, in management's view, likely to lessen the impact of any such material adverse effect, including the expectation that, if claims arise, they will arise on a periodic basis over several years; that any disallowance will merely be offset against the obligations owed by the Provider to the Company; and that, in certain instances, funds have already been paid into escrow accounts to cover any such eventuality.


         The Company, during the course of its ordinary business operations from time to time, is faced with claims asserted by employees whose employment have been terminated. Presently, one attorney represents two former employees who have filed separate wrongful termination lawsuits against the Company. One of these employees was involuntarily terminated by the Company and the other voluntarily quit. The employee who was involuntarily terminated also filed a complaint against the Company in the United States District Court, Northern District of California, under the federal and state false claims acts alleging the submission of false claims to Medicare. The complaint was filed on August 24, 1994, and was recently unsealed. The United States declined to intervene. The Company requested outside counsel to review the assertions regarding false claims. As a result of the Company's internal review and an investigation performed by outside counsel, management has concluded that these lawsuits lack merit and will be defended vigorously. Management believes that the resolution of these claims will not have a material adverse effect on the Company's financial position or results of operations, although the Company will be required to incur legal fees and costs in defending these lawsuits.

Uncertainty of Medicare Regulations

         Since approximately 98% of the patients in the Programs administered by the Company are Medicare-eligible persons, much of its revenue is dependent upon Medicare reimbursement rules. Revisions or modifications to Medicare rules and regulations could have a material



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adverse effect on the Company. The Company and its Hospital and CMHC contracting agencies have quality assurance and utilization review programs to ensure that the Programs are operated in compliance with all Medicare requirements. Management and administrative support services related to patient care have been specifically approved in published Medicare guidelines as a Medicare-reimbursable expense as long as the costs for such services are reasonable and records are submitted for the purchased services so that the Hospital and CMHC contracting agencies can continue to reassess the effectiveness of such services.

         In the present period of legislative uncertainty and deficit Federal spending, financing the Medicare programs will continue to be a target for reduced spending and the rules and regulations for Medicare will continue to be refined and changed. It is impossible to predict what changes will be made and, therefore, one cannot speculate as to the impact of future changes on the Company's Contracts or revenues. Management believes it is unlikely that Medicare will cease funding the treatment of psychiatric illness. Further, in view of Medicare's continued emphasis on outpatient treatment programs, management believes changes in Medicare regulations will not disqualify its Program conceptually, although modification of its Contracts or adjustments in its Programs may be required.

         During the fourth quarter of fiscal year 1994, the Company became aware that fiscal intermediaries for the Hospitals and CMHCs had begun a Focused Medical Review of claims for partial hospitalization services throughout the country. This process follows HCFA guidelines for Focused Medical Review and targets claims for services which are at risk of inappropriate program payment. This process often occurs when HCFA identifies significant increases in payments for certain types of services, as has been the case with the partial hospitalization benefit, particularly when CMHCs were authorized to provide partial hospitalization services under Medicare Part B, effective October 1, 1991. To the extent claims for services have been denied in Programs managed by the Company, the great majority of the denied claims have been appealed and the reversal rate has been favorable. The appeals process continues for a significant number of the denied claims. Generally, to the extent that a denied claim is not reversed, the Company is not entitled to a management fee with respect to the denied claim. Management believes that the Company's contract settlement reserve should be adequate to offset the negative impact of unsuccessful appeals of denied claims.

     Within the last fiscal year, the Company's Contract management fees charged to three separate Providers were reviewed by two fiscal intermediaries. The results of these reviews were inconsistent. The Company applied to HCFA to resolve the differences by establishing appropriate guidelines. Although it did confirm the Company's position


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that management fees are allowable if reasonable in the marketplace, HCFA has called into question the eligibility of reimbursement of certain Program-related costs. The Company asserts that its management fees are fully reimbursable. The Company has added to its contract settlement reserve to offset any negative impact that could occur in the event that a portion of the Company's management fees are disallowed. Moreover, if there is a disallowance of a portion of the Company's management fees, the Company may have to alter its contractual arrangements to avoid similar problems in the future.


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